L E D G E W O O D
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750
Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513
www.ledgewood.com

July 18, 2013

Mr. Jonathan Wiggins
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Resource America, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 14, 2012
File No: 000-04408
CIK No.: 0000083402

Dear Mr. Wiggins,

On behalf of Resource America, Inc. (the “Company”), this letter is to respond to your letter of July 5, 2013 with respect to the above-referenced filing (the “2012 10-K”).  For your convenience, we first restate your comments in italics and then provide the Company's response.

Form 10-K for the Year Ended December 31, 2012

Note 9 - Variable Interest Entities, page 68

1. Please provide an analysis of the fees the company, its subsidiaries, and related parties have earned from RSO and RSO's subsidiaries each year since 2005 as a percentage of the following measures of RSO's performance in each corresponding period:

•	Net Income

•	FFO

•	AFFO

•	Adjusted Net Income as utilized to calculate the IMF (highlight significant adjustments to net income)

Please prepare the analysis in such a way that each individual fee type is presented separately, similar to the manner in which the fees were presented in your response letter dated June 7, 2013.

The tables below present each of the fees that the Company has earned from RSO, expressed as a percentage of RSO's net income, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), and adjusted net income used to calculate the IMF (“Adjusted Operating Earnings”) by calendar year since its inception in 2005:

(dollars in thousands)	For the Years Ended December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	Total (1) / Average (2)
Financial Measures:
Net Income/(loss)	$10,908	$15,606	$8,890	$(3,074)	$6,339	$19,447	$37,716	$63,199	$159,031
FFO	10,908	15,606	8,890	(3,074)	6,343	19,380	41,771	64,221	164,045
AFFO	14,078	19,790	47,391	40,028	27,706	43,929	63,945	86,170	343,035
Adjusted Operating Earnings	13,961	19,158	11,930	26,402	45,098	41,843	47,771	94,357	300,520

Base management fees:	$2,668	$3,718	$5,079	$4,547	$3,787	$5,413	$6,995	$8,315	$40,522
Net Income	24.5%	23.8%	57.1%	(147.9)%	59.7%	27.8%	18.5%	13.2%	25.5%
FFO	24.5%	23.8%	57.1%	(147.9)%	59.7%	27.9%	16.7%	12.9%	24.7%
AFFO	19.0%	18.8%	10.7%	11.4%	13.7%	12.3%	10.9%	9.6%	11.8%
Adjusted Operating Earnings	19.1%	19.4%	42.6%	17.2%	8.4%	12.9%	14.6%	8.8%	13.5%

Incentive fees, excluding extinguishment of debt and TRS (detailed below):	$344	$1,120	$1,475	$1,324	$—	$—	$755	$1,993	$7,011
Net Income	3.2%	7.2%	16.6%	(43.1)%	0.0%	0.0%	2.0%	3.2%	4.4%
FFO	3.2%	7.2%	16.6%	(43.1)%	0.0%	0.0%	1.8%	3.1%	4.3%
AFFO	2.4%	5.7%	3.1%	3.3%	0.0%	0.0%	1.2%	2.3%	2.0%
Adjusted Operating Earnings	2.5%	5.8%	12.4%	5.0%	0.0%	0.0%	1.6%	2.1%	2.3%

Incentive related to extinguishment of debt: (3)	$—	$—	$—	$430	$4,576	$4,393	$966	$3,981	$14,346
Net Income	0.0%	0.0%	0.0%	(14.0)%	72.2%	22.6%	2.6%	6.3%	9.0%
FFO	0.0%	0.0%	0.0%	(14.0)%	72.1%	22.7%	2.3%	6.2%	8.7%
AFFO	0.0%	0.0%	0.0%	1.1%	16.5%	10.0%	1.5%	4.6%	4.2%
Adjusted Operating Earnings	0.0%	0.0%	0.0%	1.6%	10.1%	10.5%	2.0%	4.2%	4.8%

Taxable REIT Subsidiary ("TRS") incentive fees: (3)	$—	$—	$—	$—	$—	$3,410	$2,306	$4,223	$9,939
Net Income	0.0%	0.0%	0.0%	0.0%	0.0%	17.5%	6.1%	6.7%	6.2%
FFO	0.0%	0.0%	0.0%	0.0%	0.0%	17.5%	5.5%	6.6%	6.1%
AFFO	0.0%	0.0%	0.0%	0.0%	0.0%	7.8%	3.6%	4.9%	2.9%
Adjusted Operating Earnings	0.0%	0.0%	0.0%	0.0%	0.0%	8.1%	4.8%	4.5%	3.3%

Property management fees:	$—	$—	$—	$—	$—	$—	$249	$486	$735
Net Income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.7%	0.8%	0.5%
FFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.6%	0.8%	0.4%
AFFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.4%	0.6%	0.2%
Adjusted Operating Earnings	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	0.5%	0.2%

(dollars in thousands)	For the Years Ended December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	Total (1) / Average (2)
Property acquisition fees:	$—	$—	$—	$—	$—	$—	$484	$—	$484
Net Income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.3%	0.0%	0.3%
FFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.2%	0.0%	0.3%
AFFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	0.0%	0.1%
Adjusted Operating Earnings	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.0%	0.0%	0.2%

Asset management fees:	$—	$—	$—	$—	$—	$—	$70	$45	$115
Net Income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%	0.1%	0.1%
FFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%	0.1%	0.1%
AFFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.1%	0.0%
Adjusted Operating Earnings	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%

Breakup fee:	$—	$—	$—	$—	$—	$—	$—	$5	$5
Net Income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
FFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
AFFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Adjusted Operating Earnings	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Debt placement fees:	$—	$—	$—	$—	$—	$—	$—	$50	$50
Net Income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%
FFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%
AFFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%
Adjusted Operating Earnings	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%

Servicing fees:	$—	$679	$789	$953	$505	$284	$—	$—	$3,210
Net Income	0.0%	4.4%	8.9%	(31.0)%	8.0%	1.5%	0.0%	0.0%	2.0%
FFO	0.0%	4.4%	8.9%	(31.0)%	8.0%	1.5%	0.0%	0.0%	2.0%
AFFO	0.0%	3.4%	1.7%	2.4%	1.8%	0.6%	0.0%	0.0%	0.9%
Adjusted Operating Earnings	0.0%	3.5%	6.6%	3.6%	1.1%	0.7%	0.0%	0.0%	1.1%

Equipment acquisition fees:	$247	$1,067	$387	$425	$—	$101	$—	$—	$2,227
Net Income	2.3%	6.8%	4.4%	(13.8)%	0.0%	0.5%	0.0%	0.0%	1.4%
FFO	2.3%	6.8%	4.4%	(13.8)%	0.0%	0.5%	0.0%	0.0%	1.4%
AFFO	1.8%	5.4%	0.8%	1.1%	0.0%	0.2%	0.0%	0.0%	0.6%
Adjusted Operating Earnings	1.8%	5.6%	3.2%	1.6%	0.0%	0.2%	0.0%	0.0%	0.7%

Collateral management fees:	$—	$—	$—	$—	$—	$—	$763	$266	$1,029
Net Income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	2.0%	0.4%	0.6%
FFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.8%	0.4%	0.6%
AFFO	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.2%	0.3%	0.3%
Adjusted Operating Earnings	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%	0.3%	0.3%

(1)	For financial measures, reflects the sum of the dollar amounts for the periods presented.

(2)	Reflects the aggregate fee as a percentage of the aggregate financial measure (e.g. Net Income, FFO, AFFO and Adjusted Operating Earnings).

(3)
Reflects incentive fees earned in connection with the repurchase of CDO liabilities and from trading gains within RSO's taxable REIT subsidiary.  These opportunistic activities were the result of severe dislocation in the credit markets and were not a part of the original design and purpose of the entity and are not expected to be part of the ongoing purpose and design of RSO.

The following amounts were used to calculate adjusted operating earnings in accordance with the management contract:

(dollars in thousands)	For the Years Ended December 31,
	2005	2006	2007	2008	2009	2010	2011	2012
Equity compensation	$2,709	$2,432	$1,565	$540	$1,240	$2,223	$2,526	$4,636
Incentive management fees	344	1,120	1,475	1,754	4,576	7,365	3,624	9,636
Net loan reserves, asset impairments and unrealized losses on investments	—	—	—	45,023	73,077	60,458	27,743	9,487
Net realized charge-offs	—	—	—	(16,789)	(39,256)	(50,536)	(35,474)	(2,420)
Gains on consolidation of CLOs	—	—	—	—	—	—	—	(4,745)
Income taxes	—	—	—	—	—	4,484	12,036	14,602

2. Please describe in detail why you believe expected total gross CDO and CLO cash inflows through maturity is a more appropriate measure of RSO's economic performance than the measures identified in comment 1 above when evaluating the significance of the fees and other returns under ASC 810-10-55-37 and ASC 810-10-25-38A(b). In your response, please describe why you believe the gross CDO and CLO cash inflows are a better measure of economic performance of RSO when the economic benefits that inure to the interest holders of RSO are limited to a portion of the net cash flows of the CDOs and CLOs.

The Company believes that the total contractual cash flows from the pool of underlying assets appropriately reflect the economic benefits and risks that inure to the variable interest holders of the CDO and CLO vehicles. The Company believes, in its judgment, that this methodology is a better measure of RSO's economic performance than Net Income, FFO, AFFO, Adjusted Net Income, or other similar measures. Unlike total cash flows, Net Income, FFO, AFFO and Adjusted Net Income do not reflect the aggregate interest and principal cash flows that impact the variable interest holders and, as a result, in the Company's view, are not as appropriate because these measures ignore variable interests other than equity holders.
The Company gave consideration to the following factors in determining that gross cash flows were an appropriate measure when evaluating the significance of its fees under ASC 810-10-55-37 and ASC 810-10-25-38A(b):

1.
RSO, by design, was formed to invest in corporate loans and commercial real estate assets utilizing securitization structures with match-funded liabilities where RSO would invest in the most subordinated, or equity tranche, of the securitization vehicle. The notes and the equity tranche are secured by (i) commercial mortgage loans, mezzanine loans and commercial mortgage backed securities, in the case of the commercial real estate CDOs, and (ii) non-investment grade corporate loans and high yield debt securities, in the case of the syndicated bank loan CLOs.

a.
The underlying assets are primarily floating rate investments matched with floating liabilities and the structures are designed, by the use of interest rate hedges when needed, to eliminate interest rate risk.

b.
RSO and related parties identified the loans and securities that would be part of the CDOs and CLOs and has the ability to manage those loans and securities under certain circumstances giving RSO control over those financial assets. The securitization transactions were marketed to note holders as a leveraged investment opportunity with credit risk associated with the underlying portfolio assets.

The Company concluded that the assets of the CLO and CDO transactions create variability associated with the risk of borrower defaults which the note and equity holders absorb and, therefore, concluded that both the equity interest and the CDO/CLO liabilities represent variable interests. Gross cash flows affect the returns to the CDO and CLO variable interests and, accordingly, are relevant and important considerations.

2.
Management believes that RSO is a securitization entity. This conclusion is based on the significance of RSO's assets and liabilities held within securitization vehicles relative to its total assets and liabilities.

a.
In September 2010, management completed its initial assessment and application of ASC 810, Consolidation-Variable Interest Entities. As part of its review of the transition guidance set forth in ASC 810-10-65-2, the Company considered the design and makeup of RSO's investment portfolio. As of September 30, 2010, RSO's investment portfolio was substantially held within securitization vehicles. The assets of these vehicles represented approximately 98% of RSO's total assets ($1.905 billion/$1.935 billion) and the debt of these vehicles represented approximately 97% of RSO's total borrowings ($1.528 billion/$1.580 billion). Management concluded that based on this analysis, RSO was a securitization entity and subject to the provisions of ASC 810 based on the specific guidance under ASC 810-10-65-2(aa) which discusses the effective date of FAS 167 amendments to FASB Interpretation 46-R, Consolidation of Variable Interest Entities, or “FIN 46(R)”. Management believes that absent this interpretation, RSO, as a mortgage real estate investment fund, would have been eligible for the deferral and would have remained subject to FIN 46(R).

3.
The quantitative approach referenced in ASC 810-10-25-38A(b) applies the concept of contractual cash flows set forth in the illustrative computation of expected losses, expected residual returns and expected variability in ASC 810-10-55-42.

a.
The Company believes that total contractual cash flows, as presented in the example provided in ASC 810-10-55-42, is intended to include the principal and interest components of a financial instrument. The illustration provided is also consistent with the illustration provided in Appendix A of FIN 46(R) where additional information is provided regarding the assumptions utilized in the example. Section A1(e) of FIN 46(R) states, “No other factors affect the fair value of the assets. Thus, the present value of the expected cash flows from the pool of financial assets is assumed to be equal to the fair value of the assets”. The Company believes that for this statement to be accurate the principal component of a financial asset would be required to establish fair value.

The Company has consulted with its independent external auditors, Grant Thornton, LLP, and they concur with this accounting conclusion. Further, in preparing these responses to the SEC, the Company consulted with an independent financial reporting consulting firm, FTI Consulting, Inc.

Very truly yours,
Ledgewood a professional corporation
By: /s/ J. Baur Whittlesey
J. Baur Whittlesey

Very truly yours,
Resource America, Inc.
By: /s/ Thomas C. Elliott Thomas C. Elliott
Title: Senior Vice President and Chief Financial Officer
Dated: July 18, 2013